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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of January 26 , 1999
                                        -----------

                       Dransfield China Paper Corporation
                    -----------------------------------------
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
                   ------------------------------------------
                    (Address of principal executive offices)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F  X                       Form 40-F
                       -----                              -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                                  No  X
                       -----                               -----

         [If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b):82-      ]
                                                       ------



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         The following sets forth a press release issued on January 25, 1999, by
Dransfield China Paper Corporation.

               Agreement with Jiangmen Sugarcane Chemical Factory
                 Announced by Dransfield China Paper Corporation
                                      * * *
                  Manufacturing of Tissue Paper and Paper Pulp
                          Starts to Contribute Revenues


         (Hong Kong, January 25, 1999) -- Hong Kong-based Dransfield China Paper Corporation (NASDAQ: DCPCF) ("Dransfield") today announced the signing of an agreement with Jiangmen Sugarcane Chemical Factory (Group) Corporation Ltd. ("Jiangmen Sugarcane"), an A-share listed company in Shenzhen, PRC, to jointly produce quality tissue paper and de-inked pulp.

         According to the agreement, Dransfield will work in conjunction with Jiangmen Sugarcane in the manufacture of tissue paper and de-inked pulp under the operation of Jiangmen Paper Mill, a subsidiary of Jiangmen Sugarcane, in the PRC. Dransfield will provide the raw materials and utilize its technical know-how in the manufacturing of these products. The expected annual production capacity of the tissue paper and de-inked pulp are up to 5,400 metric tonnes and 33,000 metric tonnes respectively.

         Mr. Horace Yao, Chairman & CEO of Dransfield China Paper Corporation, said, "We are very pleased to finalize this agreement with Jiangmen Sugarcane. Through this close cooperation with Jiangmen Sugarcane, the Group will be able to meet its short-term raw materials requirements without totally relying on imported products, by utilizing the existing facilities of Jiangmen Paper Mill. The tissue paper and de-inked pulp produced under the Dransfield brand name will be of top quality, gaining an excellent reputation in the industry and increasing our market share."

         "This cooperation will ensure the Group's short-term supply of tissue paper for its two converting facilities in the PRC. In addition, it will also allow the Group to test the feasibility of recycled pulp in the market while generating income ahead of the completion of recycled pulp facilities at its two paper mills under construction. The cooperation is beneficial to both groups and will contribute positively to both of us" Mr. Yao concluded.

         The Group's Paper Mill No.1 in Guangdong Province, has completed the construction of its converting facilities in Conghua, while its converting facilities in the Paper Mill No.2 in Jiangyin Huaxi, Jiangsu Province, is expected to complete the set-up of these facilities in March 1999.

         The Jiangmen Sugarcane Chemical Factory (Group) Corporation Ltd. was founded on December 28, 1992 and has been listed on the Shenzhen Stock Exchange since 1994. It is the first A-share listed Sugar and Paper Company in the PRC and has strong experience in the

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sugar and paper industry. The Group has 14 plants, mills and subsidiary companies, manufacturing products ranging from over 20 kinds of sugar, to pulp board, paper, yeast, alcohol, raw pharmaceuticals, steel materials, etc.

         Dransfield China Paper Corporation is a Nasdaq-listed, Hong Kong-based Company primarily engaged in the brokering and distribution of a variety of paper products in China and Hong Kong. To become a dominant force in the PRC paper products industry, the Company has recently embarked on a major expansion program that includes the construction of four strategically located pulp and paper mills in the PRC. Once completed, the Company will be a fully vertically-integrated paper company, engaged in the production and sale of recycled pulp, the production and sale of jumbo paper rolls, the conversion of jumbo paper rolls into tissue paper products, and the distribution of tissue paper products under the Company's own brand name. The Company expects its first two mills in the Guangdong and Shanghai regions of the PRC to begin production during 1998.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DRANSFIELD CHINA PAPER CORPORATION



                                              By: /s/ THOMAS J. KENAN
                                                 -------------------------------
                                                 Thomas J. Kenan, Director


Date:  January 26, 1999


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